November 28, 2012

Ms. Kathleen Collins

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Intersections Inc.

Form 10-K for the Year Ended December 31, 2011
Filed March 15, 2012

Forms 10-Q for Fiscal Quarters Ended March 31, 2012 and June 30, 2012
Filed May 10, 2012 and August 9, 2012, respectively
File No. 000-50580

Dear Ms. Collins:

We have reviewed the comment letter dated November 2, 2012 from the Commission’s Staff related to the above-mentioned filings by Intersections Inc. (the “Company”). With respect to each of the items in that letter, the Company’s response to the Staff’s comments is set forth below with each response below numbered to correspond to the numbered comment in the Staff’s letter. To assist in your review, we have included the text of the Staff’s comments below in italicized type. As explained below, in accordance with the Staff’s request, where applicable, the Company has included revised disclosures responsive to the Staff’s comments in the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2012, which was filed on November 8, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 31

1.	Your response to prior comment 1 indicates that you continue to provide your services to existing subscribers under the financial and other applicable terms and conditions that were in effect at the time of cessation. Please describe further the terms that were in effect at December 31, 2011 and tell us whether such terms provide you the contractual right to continue to service existing subscribers and if so, for how long. Also, explain further what terms are currently under negotiation with Bank of America and why. Further, please clarify whether it is at all feasible that you could lose the right to continue to service your existing customers should Bank of America not agree to a new agreement and if so, how soon that could happen.

Ms. Kathleen Collins

Company Response: After a further review of our SEC filings and our prior responses, we respectfully acknowledged the Staff’s comment and modified our disclosure in our Form 10-Q for the period ending September 30, 2012, as shown below, in the Overview of Management’s Discussion and Analysis. In particular, we respectfully call the Staff’s attention to the italicized statements, which we believe address the Staff’s comments in substance:

Management’s Discussion and Analysis

Overview

Bank of America has ceased marketing of our services, and the portions of our agreement with Bank of America under which our identity theft protection services were being marketed to prospective subscribers expired on December 31, 2011. As a result, we are not obtaining new subscribers or new subscriber revenue through Bank of America, and expect a reduction in marketing and commissions expenses through at least December 31, 2012. We continue to provide our services to the subscribers we acquired through Bank of America before December 31, 2011. We believe that our agreement with Bank of America provides for us to continue to service those subscribers substantially under the applicable terms currently in effect. Under our agreement, however, Bank of America may require us to cease providing services to the existing subscribers if the agreement is terminated for material breach by us or based on various events such as certain legal or regulatory changes. We have been engaged in discussions with Bank of America about certain terms and conditions governing the continued servicing of those subscribers. We do not believe that the terms and conditions we currently are discussing are material to our continued servicing of the existing subscribers, and to date those discussions have not resulted in a material modification of our agreement. We do not know, however, whether Bank of America will agree with our interpretation of our agreement, or whether material terms may become the subject of discussion, and there can be no guarantee that Bank of America will continue to provide the cooperation necessary to continued servicing of the subscribers, including continued billing of the subscribers. Bank of America has indicated that it has been responding to inquiries from regulatory authorities regarding the billing of certain customers for identity theft protection products, which we believe include our products and products from a different provider.

We believe this language appropriately states our belief about the terms of our agreement with Bank of America concerning the continued servicing of the existing subscribers, any time limit on our right to continued servicing, and the risks regarding loss of the right to continued servicing. We respectfully submit further that a general statement of the nature of the terms under discussion, as contained in the above language, rather than a recitation of the specific terms under discussion, provides appropriate disclosure about those discussions.

Ms. Kathleen Collins

2.	You disclose on page 30 in the June 30, 2012 Form 10-Q that total subscriber additions decreased from 934,000 for the three months ended June 30, 2011 to 256,000 during the same period in fiscal 2012. You further state that the decrease in revenue is primarily due to a reduction in subscribers as a result of the decision by Bank of America to stop marketing your services under your direct marketing arrangement. Based on these disclosures it appears that there could be a material change in the revenues earned from Bank of America and disclosure of such amounts in your interim period filings would be beneficial in further understanding the impact of the cessation, or the potential impact should you lose the ability to continue to service existing customers. Please tell us the amount and percentage of revenue generated from Bank of America for each of the quarters in fiscal 2011 and 2012 and your consideration to disclose such amounts beginning with your September 30, 2012 Form 10-Q.

Company Response: In addition to the modified disclosure in the Overview of Management’s Discussion and Analysis, as set forth above, we also modified our disclosure for the three and nine months ended September 30, 2012 Results of Operations for Consumer Products and Services, respectively, as follows:

Management’s Discussion and Analysis

Results of Operations

Three Months Ended September 30, 2012

Consumer Products and Services

Revenue

The following table shows the amount and percentage of consumer products and services revenue generated from our client arrangement with Bank of America for each of the quarters in the nine months ended September 30, 2012 and in the year ended December 31, 2011 (in thousands):

	2012
	1Q	2Q	3Q
Revenue	$43,557	$41,260	$39,487
Percentage of consumer and product services revenue	48.7%	47.3%	46.0%

	2011
	1Q	2Q	3Q	4Q
Revenue	$50,031	$48,956	$46,831	$45.567
Percentage of consumer and product services revenue	55.8%	52.5%	50.1%	48.9%

The decrease in revenue from Bank of America is primarily the result of the decrease in new subscribers. We continue to provide our services to the subscribers we acquired through Bank of America before December 31 2011, except those subscribers who decided to voluntary cancel their subscriptions.

Ms. Kathleen Collins

Management’s Discussion and Analysis

Results of Operations

Nine Months Ended September 30, 2012

Consumer Products and Services

Revenue

The following table shows the amount and percentage of consumer products and services revenue generated from our client arrangement with Bank of America for the nine months ended September 30, 2012 and 2011, respectively (in thousands):

2012
Revenue	$124,305
Percentage of consumer and product services revenue	47.4%

2011
Revenue	$145,818
Percentage of consumer and product services revenue	52.7%

The decrease in revenue from Bank of America is primarily the result of the decrease in new subscribers. We continue to provide our services to the subscribers we acquired through Bank of America before December 31 2011, except those subscribers who decided to voluntary cancel their subscriptions.

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In connection with the above, we hereby acknowledge that:

1.	Intersections is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	Intersections may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If, after review hereof, you should have additional questions or should need any additional information, please contact the undersigned at (direct) 703-488-3042.

Ms. Kathleen Collins

Very truly yours,

John G. Scanlon

Chief Financial Officer

cc: Melissa Kindelan, Staff Accountant

Todd Lenson, Stroock & Stroock & Lavan

Duncan Barks, Audit Partner